SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                              AMENDED Schedule 13D

                    Under the Securities Exchange Act of 1934

                            ViaVid Broadcasting, Inc.
                                (Name of Issuer)


                          Common Stock $.001 par value
                         (Title of Class of Securities)


                                   925552 10 1
                      ------------------------------------
                                 (CUSIP Number)

                                  Robert Gamon
                         Suite 290 - 145 Chadwick Court
                        North Vancouver, British Columbia
                                     V7M 3K1

                              Phone: (604) 988-7667
                      ------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  March 5, 2003
                      ------------------------------------
                       Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


CUSIP No.  925552 10 1
-----------------------------------------------------------------------------------------------------
1.        Name of Reporting Person                                              Robert Gamon
          S.S. or IRS Identification No.
          of Above Person                                                       Not Required
--------- ------------------------------------------ --- ------------------ --- ---------------------
2.        Check the Appropriate Box if a Member of                              (a)   [   ]
          a Group                                                               (b)   [X]
--------- ------------------------------------------ --- ------------------ --- ---------------------
3.        SEC Use Only
--------- ------------------------------------------ --- ------------------ --- ---------------------
4.        Source of Funds PF
--------- ------------------------------------------ --- ------------------ --- ---------------------
5.        Check if Disclosure of Legal Proceedings
          is Required Pursuant to Items 2(d) or
          2(e)                                                                  Not Applicable
--------- ------------------------------------------ --- ------------------ --- ---------------------
6.        Citizenship or Place of Organization
                                                                                Canada
--------- ------------------------------------------ --- ------------------ --- ---------------------
          Number of Shares Beneficially Owned by
          Reporting Person:
                                                     7)  Sole Voting            1,805,000
                                                         Power
                                                     ---------------------- --- ---------------------
                                                     8)  Shared Voting
                                                         Power
                                                     ---------------------- --- ---------------------
                                                     9)  Sole Dispositive       1,805,000
                                                         Power
                                                     ---------------------- --- ---------------------
                                                     10) Shared
                                                         Despositive
                                                         Power
--------- ------------------------------------------ ---------------------- --- ---------------------
11.       Aggregate Amount Beneficially Owned By
          Each Reporting Person                                                 1,805,000
--------- ------------------------------------------ --- ------------------ --- ---------------------
12.       Check if the Aggregate Amount in Row
          (11) Excludes Certain Shares                                          See Item 6
--------- ------------------------------------------ --- ------------------ --- ---------------------
13.       Percent of Class Represented by Amount
          in Row (11)                                                           14.53%
--------- ------------------------------------------ --- ------------------ --- ---------------------
14.       Type of Reporting Person                                              IN







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ITEM 1.           SECURITY AND ISSUER.

         The class of equity securities to which this Statement relates is shares of common stock, par value $.001 per share (the "Shares"), of ViaVid Broadcasting, Inc., a Nevada corporation (the "Company"). The principal executive offices of the Company are located at Suite 290 - 145 Chadwick Court, North Vancouver, British Columbia Canada V7M 3K1.

ITEM 2.           IDENTITY AND BACKGROUND.

         This Statement is being filed by Robert Gamon ("Holder."). Holder is a citizen of Canada with an address at Suite 290 - 145 Chadwick Court, North Vancouver, British Columbia Canada V7M 3K1. The Holder has been employed as follows:

         Holder joined the board of directors of ViaVid Broadcasting, Inc. on November 23, 1999. Holder has been a director of our subsidiary, ViaVid Broadcasting Corp. since November, 1998. Holder was an investment advisor with Pacific International Securities of Vancouver, British Columbia from November, 1997 to November, 1999. Holder was an investment advisor with Georgia Pacific Securities of Vancouver, British Columbia from 1991 to November, 1997.

         Holder has not, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On various dates commencing December 17, 2002 to March 5, 2003, the Holder completed the purchase of an aggregate of 170,000 of the issued and outstanding shares of the Company. The shares were purchased from time to time at prices prevailing in the over-the-counter market. The purchase price was paid out of the Holder's personal funds. No borrowed funds were used to pay the purchase price.


ITEM 4.           PURPOSE OF TRANSACTION.

         The purpose or purposes of the acquisition by Holder was a passive investment. Holder is a Director of the Company. Depending on market conditions and other factors, Holder may acquire additional Shares as it deems appropriate, whether in open market purchases, privately negotiated transactions or otherwise. Holder also reserves the right to dispose of some or all of its Shares in the open market, in privately negotiated transactions to third parties or otherwise.


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

         As of the date hereof, except as described herein, Holder does not have any plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's Certificate of Incorporation or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

         Pursuant to Rule 144, the Holder is entitled to sell 1% of the issued and outstanding Common Stock of the Company each quarter. Depending on market conditions, the Holder may exercise this right each quarter.



ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  (a) As of March 5, 2003, Holder holds beneficially the following securities of the Company.

                                          Percentage of shares of Common
Title of security         Amount                    Stock (1)
------------------   -----------------   ---------------------------------
Common Stock             1,805,000                   14.53%

-----------------------------
(1) Calculated in accordance with Rule 13d-3. The 1,805,000 shares of common stock beneficially owned by Holder are held of record by 549419 BC Ltd., a private company controlled by Holder.

                  (b) Holder has the sole power to vote or to direct the vote of the Shares held by him and has the sole power to dispose or to direct the disposition of the Shares held by him.

                  (c) The Holder has not effected any sales of the Company's securities during the 60 days prior to March 5, 2003.

                  (d)      Not applicable

                  (e)      Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.


         On March 11, 2002, the Company entered into a 3.0% Convertible Promissory Note with the Holder. The Note was issued in place of amounts owing to Holder for services rendered during the period May 31, 2000 to February 28, 2002. Interest is payable on the Note at 3% per annum (5% if past due) and is payable at maturity in cash or by issuance of shares of common stock based on their fair market value. The principal and accrued interest on the Note is convertible at any time into shares of common stock at a conversion price equal to the lesser of $0.50 and 80% of the fair market value of a share of common stock, subject to adjustment in the event of stock splits or combinations. Fair market value is determined based on the average of the closing bid and asked prices for the Company's common stock on the 20 trading days preceding the date on which the Company receives notice of conversion of the Note or the date interest is paid by delivery of shares. The Note becomes due and payable on December 31, 2004, or prior thereto in the event of default. The Company has agreed to file on one occasion a registration statement under the U.S. Securities Act of 1933, as amended, to register the offer and sale of the shares issuable on conversion of the Note on the demand of the holder.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

         N/A


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:   March 5, 2003                               /s/  Robert Gamon
                                                       ---------------
                                                          Holder


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